Exhibit 2

FOR IMMEDIATE RELEASE	20 NOVEMBER 2013

WPP PLC (“WPP”)

VML agrees to acquire Biggs|Gilmore in the United States

WPP announces that its wholly-owned global digital agency VML, the leading digital marketing company which is part of the Y&R network, has agreed to acquire Biggs|Gilmore Communications Inc., a digital advertising and marketing agency in the United States.

Founded in 1973, Biggs|Gilmore’s unaudited revenue for the previous twelve months ended September 2013 was US $21 million. A highly compatible client list with VML includes Kellogg, Kimberly-Clark, Foster Farms and Stryker, the medical equipment company. There are opportunities to consolidate common accounts even more significantly. Headquartered in Kalamazoo, Michigan, with an office in Chicago, Biggs|Gilmore employs 140 people.

This is VML’s third transaction this year. In October, VML acquired IM2.0, a leading digital advertising and media agency in China. In June, VML announced that it acquired a majority stake in NATIVE, the digital marketing agency in South Africa. The agency, which is recognized as one of Forrester’s digital leaders, also entered the Japanese market with the launch of VML Tokyo in March.

VML’s global expansion is part of WPP’s strategy of strengthening the Group’s capabilities in fast-growing sectors and markets. WPP’s digital revenues were well over US $5 billion in 2012 and represented 33% of total Group revenues of US $16.5 billion. The Group is targeting at least 40-45% of revenues to come from each of fast-growth markets and new media over the next five years.

Contact:

Feona McEwan, WPP	+ 44(0) 207 408 2204
Kevin McCormack, WPP	+ 1 (212) 632 2239